Exhibit 99.1

For immediate release

Alcon Gains 76.9 Percent of WaveLight Shares and Will Move Forward with Acquisition

HUENENBERG, Switzerland – September 28, 2007 - Alcon, Inc. (NYSE:ACL) announced today that the company has gained control of 76.9 percent of WaveLight's approximately 6.6 million issued and outstanding shares. As required by the German Security Purchase and Take-over Act, an additional two-week acceptance period will begin on September 29, 2007 and will continue through October 12, 2007. The company has received approvals from the competition authorities in Germany and Austria and is awaiting cartel clearances in China, Cyprus and Spain prior to closing of the transaction.

Through September 25, 2007, 3.10 million WaveLight shares were tendered to Alcon, equivalent to 47.1 percent of the issued and outstanding WaveLight shares. Also, Alcon has legally acquired 1.96 million WaveLight shares, or 29.9 percent of the issued and outstanding shares, either on the stock market or through direct purchase.

“We are pleased to have received broad acceptance from the WaveLight shareholders. By controlling more than 75 percent of the shares, once we obtain the other regulatory approvals we can begin the process of integrating WaveLight with Alcon’s existing refractive business,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “We expect more WaveLight shareholders will accept our offer during this additional two-week acceptance period to ensure they can obtain the EUR 15 per share offer price.”

“Alcon’s friendly takeover offer is in the best interest of WaveLight shareholders and I am glad that the offer reached such a high level of acceptance,” said Max Reindl, WaveLight’s chief executive officer. “The combination of Alcon’s global marketing, distribution and service platform with the ALLEGRETTO® laser and WaveLight’s technological expertise will create a formidable force in the global refractive laser market.”

For more information on the takeover offer, please visit our transaction homepage http://www.alconrefractiveacq.de or call our toll-free hotline 0800-5398222 (Germany).

About Alcon (NYSE: ACL)

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

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Legal disclaimer: This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Alcon

Doug MacHatton

Investor Relations

(001) 817-551-8974

doug.machatton@alconlabs.com

www.alcon.com